UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Bruce A. Karsh

333 South Grand Ave., Suite 2800

Los Angeles, California 90071

213-830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce A. Karsh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,885,803
	8.	Shared Voting Power 1,151,000
	9.	Sole Dispositive Power 2,885,803
	10.	Shared Dispositive Power 1,151,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,036,803
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 66987M604	Page 3 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Karsh Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,151,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,151,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 2, 2014 and amended on August 14, 2014 (together, this “Schedule 13D”), by Bruce A. Karsh and The Karsh Family Foundation (the “Foundation” and together with Mr. Karsh, the “Reporting Persons”), with respect to the Common Stock, $0.001 par value per share (the “Common Stock”) of Novatel Wireless, Inc. (the “Company”).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Company’s Common Stock owned by the Reporting Persons.

(b) See items 7 through 10 on the cover pages to this Schedule 13D.

(c) On January 15, 2015, Mr. Karsh gifted 401,000 shares of Common Stock to the Foundation.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 2, 2014 (previously filed as Exhibit 99.1 to the original Schedule 13D filed on June 2, 2014, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015	/s/ Bruce A. Karsh
Bruce A. Karsh

The Karsh Family Foundation

	By:	/s/ Bruce A. Karsh
Bruce A. Karsh
Authorized Signatory